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April 22, 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press releases issued by the Company on April 22, 2008.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at +31 20 60 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /MH/

Robert M. Chilstrom

cc: Maarten Thompson

Wolters Kluwer

PRESS RELEASE

Contact:
Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Annual General Meeting of Shareholders

Wolters Kluwer Continues Successful Strategy to Accelerate Profitable Growth

Amsterdam (April 22, 2008) - Wolters Kluwer, a leading global information services and publishing company, holds its Annual General Meeting of Shareholders (AGM) today in Amsterdam. At the start of the meeting CEO and Chairman of the Executive Board, Nancy McKinstry, addressed the shareholders providing an overview of the company's performance in 2007 and outlook for 2008.

The AGM will vote on the proposal to increase dividend over 2007 by 10%. The company proposes a dividend distribution of €0.64 per ordinary share. A dividend of €0.64 corresponds with a dividend yield of 2.8% over the closing share price of December 31, 2007. In line with previous years and indicating a strong belief in the future of the company, Wolters Kluwer will propose to allow its shareholders to choose between a distribution in the form of cash or stock.

The shareholders also will vote on the reappointment of Mr. H. Scheffers due to his retirement by rotation, Mr. Scheffers has been a member of the Supervisory Board since 2004, and Chairman of the Audit Committee since 2005.

The full agenda for the AGM is available on the company's website, www.wolterskluwer.com.

In her address to the shareholders, Nancy McKinstry, CEO and Chairman of the Executive Board, commented on the successful progress of the company in 2007 and the outlook for 2008.

"Once again, Wolters Kluwer delivered on all of its Key Performance Indicators in 2007. Organic revenue growth accelerated and profitability improved substantially. Wolters Kluwer expanded its product offering particularly in online products and work flow solutions, which now account for almost 50% of revenues."

"With its full-year results presentation on February 27, 2008, the company provided a guidance for 2008 of double-digit growth in Wolters Kluwer's ordinary EPS at a range between €1.52 to €1.57, organic revenue growth of 4%, ordinary EBITA margin of 20%, and free cash flow of €400 million. It is anticipated that organic revenue growth will accelerate in the second half of 2008, as was the case in 2007 and prior years, driven by the timing of the publishing schedule and the release of new products. Despite uncertain market conditions, the company has no indication that would change the guidance previously provided."

2008 marks the second year of implementation for Wolters Kluwer's strategy to accelerate profitable growth. McKinstry reinforced the commitment of management to delivering strong results for the shareholders as the company executes its mission to be The Professionals' First Choice.

"Growth is our most important objective as a company. And, the single most important way we can accelerate growth comes from focusing on our customers, gaining the best understanding of their needs and meeting those needs with innovative products and solutions."

The presentation of Ms. McKinstry is available at the company's website.

Wolters Kluwer

About Wolters Kluwer

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services globally for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer has annual revenues (2007) of €3.4 billion, maintains operations in over 33 countries across Europe, North America, and Asia Pacific and employs approximately 19,500 people worldwide. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

Calendar

2008 Half-year results	July 30, 2008
2008 Trading update	November 5, 2008
2008 Full-year results	February 25, 2009

Full overview available at www.wolterskluwer.com.

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Wolters Kluwer

PRESS RELEASE

Contact:	Caroline Wouters	Kevin Entricken
	Vice President,	Vice President,
	Corporate Communications	Investor Relations
	Wolters Kluwer nv	Wolters Kluwer nv
	+ 31 (0)20 6070 459	+ 31 (0)20 6070 407
	press@wolterskluwer.com	ir@wolterskluwer.com

Wolters Kluwer Shareholders Approve 10% Increase of Dividend and Reappoint Member of Supervisory Board

Wolters Kluwer 2008 Annual General Meeting of Shareholders

Amsterdam (April 22, 2008) - Wolters Kluwer, a leading global information services and publishing company, announced today that the Annual General Meeting of Shareholders (AGM) held today in Amsterdam has adopted the 2007 financial statements and approved the proposed increase of 10% of the dividend over 2007. In addition, the AGM has reappointed Mr. H. Scheffers as member of the Supervisory Board.

The shareholders of Wolters Kluwer were represented in person, by proxy voting, or by voting instruction, representing a total of 55% of the total issued share capital entitled to vote.

The AGM approved the 2007 financial statements and proposal to increase dividend over 2007 by 10%. The company will distribute a dividend of €0.64 per ordinary share. A dividend of €0.64 corresponds with a dividend yield of 2.8% over the closing share price of December 31, 2007. In line with previous years and indicating a strong belief in the future of the company, shareholders can choose between a distribution in the form of cash or stock.

The shareholders reappointed Mr. H. Scheffers in relation to his retirement by rotation, Mr. Scheffers has been a member of the Supervisory Board since 2004. The reappointment is for a second term of four years, until 2012.

At the meeting Nancy McKinstry, CEO and Chairman of the Executive Board, discussed the 2007 results and the outlook for 2008, and shared with the shareholders her view on the successful results of the company's strategy to accelerate profitable growth in 2007, its first year of implementation. The presentation of Ms. McKinstry is available at the company's website www.wolterskluwer.com.

Dividend calendar 2008

Dividend record date	April 23, 2008
Ex-dividend quotation	April 24, 2008
Period of notification of stock or cash dividend	April 24 - April 28, 2008
Stock dividend ratio date	April 28, 2008 (after the close of trading)
Cash distribution payable	May 5, 2008

About Wolters Kluwer

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services globally for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer has annual revenues (2007) of €3.4 billion, maintains operations in over 33 countries across Europe, North America, and Asia Pacific and employs approximately 19,500 people worldwide. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100

indices. Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

Calendar

2008 Half-year results	July 30, 2008
2008 Trading update	November 5, 2008
2008 Full-year results	February 25, 2009

Full overview available at www.wolterskluwer.com.

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

END